LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
THE WEIGHT FILM LLC

This Limited Liability Company Operating Agreement (as amended, restated or otherwise modified from time to time, this "**Agreement**") of THE WEIGHT FILM LLC, a New York limited liability company (the "**Company**"), dated and effective as of October 20, 2021 is made by and between ADAM SCHEINER ("**Scheiner**") and JOSHUA BUNTING ("**Bunting**") with reference to the following:

WHEREAS, Scheiner and Bunting (each, a "**Member**" and collectively, the "**Members**") formed the Company pursuant to and in accordance with the New York Limited Liability Company Law (as amended from time to time, the "**Act**"); and

WHEREAS, the Members enter into this Agreement to form and provide for the governance of the Company and the conduct of its business and to specify their relative rights and obligations.

NOW THEREFORE, the Members agree as follows:

1. **DEFINITIONS**. All defined terms used herein shall include all forms, variations and conjugations thereof. Capitalized terms used herein as definitions and not otherwise defined shall have the meaning ascribed to them in the Act. In addition to the other terms defined elsewhere herein, the following terms shall have the following meanings:

    a. "**Fair Market Value**" means the cash price that a willing buyer would pay a willing seller when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts on the purchase date.

    b. "**Membership Interest**" shall have the meaning ascribed to "Membership interest" in the Act.

2. **PURPOSES**. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act including, without limitation, the development, production and exploitation of that certain audiovisual work presently known as "THE WEIGHT" (the "**Picture**"). The Company shall have perpetual existence unless dissolution is required by the Act or as otherwise determined by the Members.

3. **POWERS**. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall possess all powers, rights and privileges permitted by the Act, including, without limitation, the power to:

    a. Acquire by purchase, lease, contribution of property or otherwise, own, hold, sell, convey, transfer or dispose of any real, intellectual or personal property that may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

    b. Act as a trustee, executor, nominee, bailee, director, officer, agent or in some other fiduciary capacity for any person or entity and to exercise all of the powers, duties, rights and responsibilities associated therewith;

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c.   Take any and all actions necessary, convenient or appropriate as trustee, executor, nominee, bailee, director, officer, agent or other fiduciary, including the granting or approval of waivers, consents or amendments of rights or powers relating thereto and the execution of appropriate documents to evidence such waivers, consents or amendments;

d.   Operate, purchase, maintain, finance, improve, own, sell, convey, assign, mortgage, lease or demolish or otherwise dispose of any real, intellectual or personal property that may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

e.   Borrow money and issue evidences of indebtedness in furtherance of any or all of the purposes of the Company, and secure the same by mortgage, pledge or other lien on the assets of the Company;

f.   Invest any funds of the Company pending distribution or payment of the same pursuant to the provisions of this Agreement;

g.   Prepay, in whole or in part, refinance, recast, increase, modify or extend any indebtedness of the Company and, in connection therewith, execute any extensions, renewals or modifications of any mortgage or security agreement securing such indebtedness;

h.   Enter into, perform and carry out contracts of any kind, including, without limitation, contracts with any person or entity affiliated with the Members or any Manager (as defined in section 10 hereinbelow), necessary to, in connection with, convenient to, or incidental to the accomplishment of the purposes of the Company;

i.   Employ or otherwise engage employees, managers, contractors, advisors, attorneys and consultants and pay reasonable compensation for such services;

j.   Enter into partnerships, limited liability companies, trusts, associations, corporations or other ventures with other persons or entities in furtherance of the purposes of the Company;

k.   Act as an investment manager to any person or entity and, specifically, exercise its discretion with respect to the assets of such person or entity, in furtherance of the purposes of the Company;

l.   Contract for and receive fees in furtherance of the purposes of the Company;

m.   Establish and maintain deposit, checking, custodial, prime brokerage and other accounts with banking and investment institutions;

n.   Develop, produce, distribute and/or otherwise exploit audiovisual works and other intellectual property including, without limitation, engaging and funding the services of other persons or entities to do same; and

o.   Do such other things and engage in such other activities related to the foregoing as may be necessary, convenient or incidental to the conduct of the business of the Company and have and exercise all of the powers and rights conferred upon a limited liability company formed pursuant to the Act.

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4.   **PRINCIPAL BUSINESS OFFICE**. The principal business office of the Company is located at 77 Wyatt Road, Garden City, NY 11530 or such location and/or any another location as the Managers may determine from time to time.

5.   **REGISTERED OFFICE & AGENT**. The name and address of the agent for service of process of the Company is set forth in the Company's Articles of Organization. The Managers may, from time to time, change the Company's agent for service of process.

6.   **LIMITED LIABILITY**. Except as otherwise required by applicable law and as expressly set forth in this Agreement, neither the Members, nor any Manager or Officer (as defined in section 12 hereinbelow) of the Company shall have any personal liability whatsoever in such party's capacity to the Company, whether to the Company, to any member, manager or to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Members nor any Manager or Officer shall be obligated personally for any such debt, obligation or liability of the Company.

7.   **CAPITALIZATION**. The Members shall contribute to the capital of the Company such money, property and services to provide a benefit to the Company as the Members shall deem advisable and necessary. The Members may from time to time and at any time contribute cash, property, services, or agreement to provide a benefit to the Company as the Members may determine.

8.   **ALLOCATION OF PROFITS AND LOSSES**. The Company's profits and losses shall be allocated to the Members on an equal, 50/50 basis.

9.   **DISTRIBUTIONS**. All distributions shall be made as determined by the Managers, provided that, the Company shall not make a distribution if such distribution would violate the Act or other applicable law.

10.   **MANAGEMENT**.

        a.   In accordance with the Act, management of the Company shall be vested in two or more managers who shall be the "managers" as such term is used in the Act and for all other purposes (each such manager, a "**Manager**"). The Managers shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by managers of a limited liability company under the laws of the State of New York. The Managers shall have the authority to bind the Company. Except as otherwise set forth herein, each Manager shall have the right to enter into agreements on behalf of the Company and to otherwise bind the Company. The initial Managers shall be Scheiner and Bunting.

        b.   It is acknowledged that each Manager has other business interests to which such Manager devotes part of such Manager's time. Each Manager shall devote as much time to the conduct of the business of the Company as the Managers, in their mutual good faith and discretion as to each Manager, deems necessary. In the event that a dispute arises between the Managers as to the amount of time that either or both of them are devoting to the Company, the Managers shall attempt, in good-faith, to resolve such matter and, in the event that they are unable to do so, the provisions of section 11.a shall take effect.

11. **DECISION MAKING BY MEMBERS AND MANAGERS**.

    a.   <u>Decision Making</u>.

        i.   All votes or other decisions to be made by the Managers shall be made by the mutual agreement of the Managers. In the event that the Managers cannot reach mutual agreement as to any matter within thirty (30) days or such shorter or longer period of time as mutually agreed to by the Managers, then the Members shall make such determination in accordance with the provisions of section 11.a.ii hereinbelow.

        ii.   All votes or other decisions to be made by the Members shall be made by the mutual agreement of the Members. In the event that the Members cannot reach mutual agreement as to any matter within thirty (30) days or such shorter or longer period of time as mutually agreed to by the Members, then one Member shall, within thirty (30) days thereafter, purchase the Membership Interest of the other Member at a price as determined pursuant to section 11.b hereinbelow. If the Members do not reach agreement as to which Member is the selling Member and the which Member is the purchasing Member, then the provisions of section 11.a.iii shall take effect.

        iii.   In the event that Members cannot agree as to which Member will sell and which Member will purchase, the Membership Interest of the other Member, then each Member shall, within ten (10) days of such stalemate, submit to a neutral third-party as determined by the Members (and, if no agreement is reached, then a court of competent jurisdiction), a sealed bid indicating the minimum price at which such Member is willing to sell such Member's Membership Interest to the other Member. That Member that has the highest bid (the "**Purchasing Member**") shall then purchase the Membership Interest of the other Member (the "**Selling Member**") at the price bid by the Selling Member and the Selling Member shall sell to the Purchasing Member the Selling Member's Membership Interest at such price. The Purchasing Member shall then, within thirty (30) days of such determination, purchase one hundred percent (100%) of the Membership Interest of the Selling Member by paying the Selling Member, in immediately available funds, one hundred percent (100%) of the Selling Member's bid price.

    b.   <u>Purchase Price Determination</u>. The purchase price of a Membership Interest pursuant to section 11.a.ii will be the Fair Market Value (as defined in section 1.a hereinabove) of the Membership Interest as determined under this section 11.b. Each of the selling and purchasing parties will use his, her, or its best efforts to mutually agree on the Fair Market Value. If the parties are unable to so agree within 30 days of the date requested by one of the parties (the "**Trigger Date**"), then such parties shall mutually appoint an appraiser to determine the Fair Market Value and, if such parties do not mutually agree on the appraiser, then the selling party will appoint, within 15 days of the Trigger Date, one appraiser, and the purchasing party will appoint within 15 days of the Trigger Date, one appraiser. The two appraisers will within a period of 5 additional business days, agree on and appoint an additional appraiser. The three appraisers will, within 30 days after the appointment of the third appraiser, determine the Fair Market Value of the Membership Interest in writing and submit their report to all of the parties. The Fair Market Value will be determined by disregarding the appraiser's valuation that diverges the most from each of the other two appraisers' valuations, and the arithmetic mean of the remaining two appraisers' valuations will be the Fair Market Value. Each party will pay for the services of the appraiser selected by it, plus one-half of the fee charged by the third appraiser.

12.   **OFFICERS**. The Managers may, from time to time as they deem advisable, appoint natural persons as officers of the Company (the "**Officers**") and assign titles (including, without limitation,

President, Vice President, Secretary, and Treasurer) to any such person. Unless the Managers decide otherwise, if the title is one commonly used for officers of a business corporation formed under the laws of the state of New York, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 12 may be revoked at any time by the Managers. An Officer may be removed with or without cause by the Managers.

13. **EXCULPATION AND INDEMNIFICATION**. Neither the Members nor any Manager nor any Officer shall be liable to the Company or any other person or entity for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Officer or the Members or Managers in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Officer or the Members or Managers by this Agreement, except that an Officer shall be liable for any such loss, damage or claim incurred by reason of such Officer's willful misconduct. To the full extent permitted by applicable law, each Officer, Manager and the Members shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Officer, Manager or the Members by reason of any act or omission performed or omitted by such party in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Officer, Manager or the Members by this Agreement, except that no Officer, Manager nor the Members shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Officer by reason of willful misconduct with respect to such acts or omissions.

14. **TITLE TO ASSETS**. All Company assets, whether real, intellectual or personal, shall be held in the name of the Company.

15. **BANKING**. All Company funds shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at locations determined by the Managers. Withdrawal from those accounts shall require the signature of the person or persons designated by the Managers.

16. **FINANCIAL BOOKS AND RECORDS**. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office.

17. **RECORDS**. At all times during the Company's term of existence, and beyond that term if the Managers deems it necessary, the Managers shall keep or cause to be kept the books of account referred to in Section 16, and the following:

      a.   A current list of the full name and last known business or residence address, telephone number and email address of the Members, together with the capital contributions and the share in profits and losses of the Members;

      b.   A current list of the full name and last known business or residence address, telephone number and email address of the Managers;

      c.   A copy of the Articles of Organization, as amended;

      d.   Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

e. Executed counterparts of this Agreement and all amendments thereto;

f. Any powers of attorney under which the Articles of Organization or any amendments to them were executed;

g. Financial statements of the Company, if any, for the six most recent fiscal years; and

h. The books and records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

18. **TAX MATTERS**.

a. <u>Filings</u>. The Members, at Company expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities.

b. <u>Tax Matters for the Company Handled by Tax Representative</u>. The Members shall designate a "**Tax Representative**," who shall be the "partnership representative" of the Company within the meaning of Section 6223(a) of the Internal Revenue Code of 1986, as amended (the "**Code**"). If any state or local tax law provides for a tax matters partner/partnership representative or person having similar rights, powers, authority or obligations, the Tax Representative shall also serve in such capacity. The Tax Representative shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a tax matters partner/partnership representative to the extent provided in the Code and the Treasury Regulations, and the Members hereby agree to be bound by any actions taken by the Tax Representative in such capacity. The Tax Representative shall represent the Company in all tax matters to the extent allowed by law. Without limiting the foregoing, the Tax Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Any decisions made by the Tax Representative, including, without limitation, whether or not to settle or contest any tax matter, and the choice of forum for any such contest, and whether or not to extend the period of limitations for the assessment or collection of any tax, shall be made in the Tax Representative's sole discretion. Without limiting the generality of the foregoing, the Tax Representative (a) shall have the sole and absolute authority to make any elections on behalf of the Company permitted to be made pursuant to the Code or the Treasury Regulations promulgated thereunder, (b) without limiting the foregoing, may, in its sole discretion, make an election on behalf of the Company under Sections 6221(b) or 6226 of the Code as in effect for the first Fiscal Year beginning after December 31, 2017 and thereafter, and (c) may take all actions the Tax Representative deems necessary or appropriate in connection with the foregoing. The Tax Representative will have the authority and responsibility to arrange for the preparation, and timely filing, of the Company's tax returns. The initial Tax Representative shall be Scheiner

c. <u>Information Provision and Covenants</u>. Each Member agrees to provide promptly and to update as necessary at any times requested by the Tax Representative, all information, documents, self-certifications, tax identification numbers, tax forms, and verifications thereof, that the Tax Representative deems necessary in connection with (a) any information required for the Company to determine the scope of Sections 6221-6235 of the Code; (b) an election by the Company under Section 6221(b) or 6226 of the Code, and (c) an audit or a final adjustment of the Company by a taxing authority. Each Member covenants and agrees to take any action reasonably requested by the Company in connection with an election by the Company under Section 6221(b) or 6226 of the Code, or an audit or a final adjustment of the Company by a taxing authority (including, without limitation, promptly filing amended tax returns and promptly paying any related taxes, including penalties and interest.

        d.   <u>Audits</u>. The Members acknowledge and agree that the Tax Representative shall cause the Company to elect out of the application of Section 6221(a) of the Code to the extent the Company is eligible to make such election. If the Company is not eligible to make such election, the Members acknowledge that the Company intends to elect the application of Section 6226 of the Code. This acknowledgment applies to each Member whether or not the Member owns an interest in the Company in both the reviewed year and the year of the tax adjustment. If the Company elects the application of Section 6226 of the Code, the Members agree and covenant to take into account and report to the United States Internal Revenue Service (or any other applicable taxing authority) any adjustment to their tax items for the reviewed year of which they are notified by the Company in a written statement, in the manner provided in Section 6226(b), whether or not the Member owns any interest in the Company at such time. Any Member that fails to report its share of such adjustments on the Member's tax return for the taxable year including the date of the Company's statement described immediately above shall indemnify and hold harmless the Company, the Managers, the Tax Representative, and each of their Affiliates from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company as a result of the Member's inaction. In addition, each Member agrees and covenants to indemnify and hold the Company, the Managers, the Tax Representative, and each of their Affiliates harmless from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company (a) pursuant to Section 6221 of the Code, which liabilities relate to adjustments that would have been made to the tax items allocated to such Member had such adjustments been made for a tax year beginning prior to January 1, 2018 (and assuming that the Company had not made an election to have Section 6221 of the Code apply for such earlier tax years) or (b) resulting from or attributable to such Member's failure to comply this Section 7.2. Each Member acknowledges and agrees that no Member shall have any claim against the Company, the Managers, the Tax Representative, or any of their Affiliates for any tax, penalties or interest resulting from the Company's election under Section 6226 of the Code.

        e.   <u>Indemnification</u>. The Company shall indemnify, defend, and hold the Tax Representative harmless for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with its serving in that capacity, provided that the Tax Representative shall not be entitled to indemnification for such costs and expenses if the Tax Representative has not acted in good faith for a purpose which the Tax Representative reasonably believes to be in, or not opposed to, the best interests of the Company.

        f.   <u>Survival of Obligations</u>. The provisions contained in this Section 18 shall survive the termination of the Company, the termination of this Agreement and, with respect to any Member, the transfer or assignment of any portion of such Member's interest in the Company.

19.   **TRANSFER OF MEMBERSHIP INTEREST**.

        a.   <u>Sale or Encumbrance Prohibited</u>. Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "**Transfer**") an interest in the Company without the prior consent of the non-transferring Member. Any purported transfer or assignment made in violation of this Agreement is null and void.

b.   <u>Substituted Parties</u>. Any transfer in which the transferee becomes a fully substituted Member is not permitted unless and until:

i.   The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement;

ii.   The remaining Member agrees, in writing, that the transferee shall be a Member of the Company; and

iii.   The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

c.   <u>Death, Incompetency, or Bankruptcy of Member</u>.

i.   On the death, adjudicated incompetence, or bankruptcy of a Member, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "**Economic Rights**") unless and until the other Member agrees, in writing, to admit the transferee as a fully substituted Member in accordance with the provisions of Section 19.b.

ii.   Any transfer of Economic Rights pursuant to this Section 19.c will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated.

20.   **DISSOLUTION**. The Company shall be dissolved on the first to occur of the following events:

a.   The decision of the Members to dissolve the Company.

b.   As required by the Act.

21.   **WINDING-UP**. On the dissolution of the Company, it shall engage in no further business other than that necessary to wind up its business and affairs. The Managers shall wind up the affairs of the Company and shall give written notice of the commencement of winding up to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to the Members), the remaining assets of the Company shall be distributed or applied in the following order of priority:

a.   To pay the expenses of liquidation.

b.   To repay outstanding loans to the Managers or third-parties.

       c.   To repay outstanding loans to the Members.

       d.   As provided for in any agreement between the Company and any one or more third-parties.

       e.   To the Members.

22.   **SEVERABILITY OF PROVISIONS**. Each provision of this Agreement shall be considered separable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement that are valid, enforceable and legal.

23.   **GOVERNING LAW**. This Agreement shall be governed by, and construed under, the laws of the State of New York (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

24.   **BENEFIT OF THE MEMBER**. The provisions of this Agreement are intended solely to benefit the Members (and with respect to the applicable provisions hereof, the Managers and any Officer) and, to the fullest extent permitted by applicable law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor shall be a third-party beneficiary of this Agreement), and neither the Members nor any Manager shall have any duty or obligation to any creditor of the Company to make any contributions or payments to the Company.

25.   **CONFIDENTIAL INFORMATION**. "**Confidential Information**" means information disclosed by the Company or any Member to another Member or the Company that is marked as confidential or would reasonably be considered confidential given the circumstances of disclosure but does not include information that the recipient already knew, becomes public through no fault of the recipient, or was independently developed by the recipient without reference to the discloser's Confidential Information. Each Member and the Company shall keep the other parties' Confidential Information confidential and shall not disclose such Confidential Information to any third-party unless required to do so pursuant to a valid law or court or government order.

26.   **REPRESENTATIONS AND INDEMNITIES**. Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement and each Member (the "**Indemnitor**") shall indemnify, defend, and hold harmless the other Member and the Company from and against any and all claims, costs, expenses and losses (including attorney fees and costs) arising from any breach by the Indemnitor of this Agreement.

27.   **NOTICES**. Any notice, approval, consent, payment or other communication (any of which, a "**Notice**") required or permitted to any Party under this Agreement shall be in writing to the addresses set forth herein or such other addresses as the Parties shall inform each other of, in writing, and shall be delivered personally, by courier, by FedEx, by UPS, by Express Mail, by US mail, return receipt requested or via email. All Notices (other than those delivered via email) shall be deemed to have been duly given or made as of the date delivered or if delivery is refused, then as of the date presented. Any Notice delivered via email shall be deemed to have been duly given or made as of the date that the sender of the email receives a written confirmation of receipt from the intended recipient (which, if delivered via email, may only be in the form of a non-automated email response). Notices may also be delivered via any other method and shall be deemed duly given or made upon actual receipt by the intended recipient.

The.Weight.Op.Agmt.001.docx

28.   **COUNTERPARTS**. This Agreement may be executed in one or more counterparts and/or executed electronically (including, without limitation, via facsimile, scans and PDF formats), all of which shall be deemed one and the same and an original of this Agreement.

1.   **MISCELLANEOUS**. Whenever used in this Agreement, the singular will include the plural, the plural will include the singular, and the neuter gender will include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require. Whenever examples are used in this Agreement with the words "including," "for example," "e.g.," "such as," "etc." or similar or any derivation thereof, such examples are intended to be illustrative and not in limitation thereof. All references to the words "and" or "or shall be deemed to be "and/or". The terms "herein" and "hereunder" and similar shall mean references to this entire Agreement and not any particular section of the Agreement unless specifically referenced as such. All references to dollars, cash, currency or similar terms herein shall mean United States dollars unless specifically stated otherwise. Any provision of this Agreement that contemplates performance or observance subsequent to termination or expiration of this Agreement (including, without limitation, any terms governing confidentiality, limitation of liability, and/or indemnification herein) shall survive termination or expiration of this Agreement and shall continue in full force and effect.

        IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be executed as of the date first written above.

ADAM SCHEINER   **JOSHUA BUNTING**

_____   _____
Signature   Signature